UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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CONTENTS

Itamar Medical Ltd. (the “Company” or “We”) hereby reports that on November 1, 2019 the U.S. Centers for Medicare & Medicaid Services (CMS) released the final CMS Physician Fee Schedule for 2020 (the “2020 Fee Schedule”), which includes an update of the medical reimbursement fees for (i) CPT 95800, the reimbursement code which covers the Company’s WatchPATTM devices (and, to the Company’s knowledge, may cover a competing ambulatory home sleep test device) and (ii) CPT 95806, the reimbursement code which covers competing home sleep test devices that do not report sleep time, which may have a positive effect for the Company, as follows:

The total revised reimbursement code for CPT 95800, consisting of an equipment technical component and a professional component, in 2020 will be $168.90 (a decrease of approximately 2% compared to 2019), whereas the total revised reimbursement code for CPT 95806, consisting of an equipment technical component and a professional component, will be $119.10, (a decrease of approximately 15% compared to 2019).

The Company estimates that the reimbursement amounts set forth in the 2020 CMS Fee Schedule for CPT code 95800, which cover the Company’s WatchPATTM device, compared with the fee for CPT 95806, which covers competitive airflow-based home sleep test products that do not report sleep time, may provide an additional competitive advantage to the Company’s WatchPATTM devices. However, there is no assurance that the WatchPATTM will be further accepted or that its’ sales will increase.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss further additional competitive advantage of the WatchPATTM, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward-looking statements, could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By: /s/ Shy Basson
Shy Basson Chief Financial Officer

Date: November 4, 2019